December 19, 2018

Louisa Sanfratello
Chief Financial Officer
AmpliTech Group, Inc.
620 Johnson Avenue
Bohemia, NY 11716

       Re: AmpliTech Group, Inc.
           Form 10-K for the Year Ended December 31, 2017 as Amended Filed April 2, 2018
           File No. 000-54355

Dear Ms. Sanfratello:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications